NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
1-24-08





Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2008

Re: Vishay Intertechnology, Inc.
Incoming letter dated January 24, 2008

Dear Mr. Dienstag:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to Vishay by Robert B. Lennox. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert B. Lennox
11 avenue de Breteuil
75007 Paris, France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

January 24, 2008

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Shareholder proposal of Robert. B. Lennox

Ladies and Gentlemen:

Our client, Vishay Intertechnology, Inc. (the "Company"), has received from Robert B. Lennox a shareholder proposal and supporting statement for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders. The Company believes that it properly may omit the proposal from its 2008 proxy materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the proposal from its 2008 proxy materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the proponent as notice of the Company's intention to omit the proposal from its 2008 proxy materials.

A copy of the proponent's letter of December 11, 2007 and related correspondence are attached as Appendix I.

The Proposal

The proposal requests that the Company award "increases to its pensioners in amounts at the discretion of its management to compensate for increases in the cost-of-living during the past many years when no such awards were made."

Bases for Exclusion of Proposal from the 2008 Proxy Materials

1. **The proposal may be properly excluded because the proponent failed to meet the deadline for submitting a shareholder proposal.**

Rule 14a-8(e)(2) under the Exchange Act states that shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The date of the Company's proxy statement released to shareholders in connection with the Company's 2007 annual meeting was April 16, 2007. Accordingly, the deadline for submitting a proposal for inclusion in the 2008 proxy materials was December 17, 2007, which was clearly set forth in the Company's 2007 Proxy Statement. The Company received the proposal on December 18, 2007. Because the proponent failed to timely submit the proposal, the Company believes it may properly exclude the proposal from the 2008 proxy materials.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e)(2). See, e.g., the Staff's letters to Wendy's International, Inc. (January 6, 2003) (finding a proposal excludable when received one day after the deadline); International Business Machines Corporation (December 26, 2002); The Coca-Cola Company (December 24, 2002); SBC Communications Inc. (December 24, 2002) (finding a proposal excludable when received one day after the deadline); UGI Corporation (November 20, 2002) and Guest Supply Inc. (October 20, 1998) (same).

The Company believes that, consistent with the Staff's positions in the letters cited above, the proposal may be excluded from its 2008 proxy materials under Rule 14a-8(e) because the proponent failed to submit the proposal prior to the Company's deadline for shareholder proposals.

2. **The proposal is excludable under Rule 14a-8(i)(4) because it relates to the redress of a personal grievance and is designed to result in a benefit to the proponent.**

Rule 14a-8(i)(4) permits exclusion of a shareholder proposal if "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The Rule is designed to prevent shareholders from using the shareholder proposal process to achieve person ends that may not be in the interest of other shareholders.

The proponent is a retiree of who receives pension benefits from the Company. As the proponent states in introducing his proposal:

> "During my twenty years as a General Instrument/Vishay retiree I have not seen an increase of my pension and surely am not the only one. Needless to say this is not a correct way to treat its pensioners most of whom receive small monthly amounts."

The proposal appears designed to benefit the proponent and other retirees by virtue of their status as retirees rather than the Company's shareholders at large.

The Staff has consistently permitted the exclusion of proposals submitted by retirees relating to changes in pension benefits pursuant to Rule 14a-8(i)(4). See, e.g., the Staff's letters to International Business Machines Corp. (January 20, 1998) (finding a proposal by a retiree requesting that company increase the minimum pension benefit to retirees excludable pursuant to Rule 14a-8(i)(4)); General Electric Co. (January 25, 1994) (finding a proposal by a retiree requesting the board of directors to increase the pensions of retirees excludable pursuant to Rule 14a-8(c)(4)); and International Business Machines Corp. (January 25, 1994) (same).

Consistent with the Staff's positions in these letters, the Company believes that the proposal may be excluded from the 2008 proxy materials under Rule 14a-8(i)(4) as related to the redress of a personal grievance and designed to result in a benefit to the proponent that is not shared by all of the Company's shareholders.

3. The proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials shareholder proposals that relate to the conduct of the ordinary business operations of the company. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission explained that the policy underlying the ordinary business operations exclusion is to confine the resolution of ordinary business problems to management and the board of directors.

The Staff has consistently allowed companies to exclude from their proxy statements shareholder proposals relating to the conduct and maintenance of retirement plans because the subject matter of such proposals relate to the ordinary business operations of the company. See, e.g., the Staff's letters to Honeywell International, Inc. (September 28, 2001); DTE Energy Co. (January 22, 2001); International Business Machines Corp. (January 2, 2001); International Business Machines Corp. (December 30, 1999); Avery Dennison Corp. (November 29, 1999); Bell Atlantic Corp. (October 18, 1999); United Technologies Corp. (January 25, 1999); General Electric Co. (January 25, 1999); and CIGNA Corp. (December 21, 1998). In each of these letters, the Staff confirmed that proposals to change retiree benefits fell within the scope of a company's ordinary business operations and indicated that it would not recommend enforcement action if the proposals were omitted from proxy materials.

Consistent with the Staff's positions in the cited letters, the proposal may be excluded from the 2008 proxy materials under Rule 14a-8(i)(7) because the subject matter of the proposal, an increase in pension benefits, relates to the ordinary business operations of the Company.

Conclusion

We respectfully submit, for the foregoing reasons, that the proposal may be omitted in accordance with Rules 14a-8(e), 14a-8(i)(4) and 14a-8(i)(7). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposal is omitted in its entirety from the Company's 2008 proxy materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 715-9280 or fax (212) 715-8000.

Very truly yours,



Abbe L. Dienstag

cc: Robert B. Lennox
William Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

Appendix I

PROPOSAL AND RELATED CORRESPONDENCE

ROBERT B. LENNOX

11 avenue de Breteuil
75007 Paris, France

Tel. 33-1-44183132
Fax 62
bolennox & noos.fr

December 11, 2007

REGISTERED WITH RETURN RECEIPT

US Social Security:
No. 317-30-9091

Mr. William J. Spires
Vice President and Secretary
Vishay Intertechnology Inc.
63 Lincoln Highway
Malvern, PA 19355-2143
U. S. A.

Dear Mr. Spires:

During my twenty years as a General Instrument/ Vishay retiree I have not seen an increase of my pension and surely am not the only one. Needless to say this is not a correct way to treat its pensioners most of whom receive small monthly amounts.

Therefore, as a shareholder (see Merrill Lynch statement attached showing my holdings) I propose a shareholder resolution to be presented at your next annual meeting as follows:

"Resolved that Vishay Intertechnology awards increases to its pensioners in amounts at the discretion of its managements to compensate for increases in the cost-of-living during the past many years when no such awards were made."

Sincerely yours,

/s/ Robert B. Lennox

[Attachment]

VISHAY INTERTECHNOLOGY, INC.
[Letterhead]

December 27, 2007

Mr. Robert B. Lennox
11 Avenue de Breteuil
75007 Paris, France

Dear Mr. Lennox:

Vishay Intertechnology, Inc. is in receipt of your letter dated December 11, 2007 regarding the submission of a proposal for consideration by shareholders at Vishay's 2008 Annual Meeting.

As provided in the rules and regulations of the United States Securities and Exchange Commission governing the submission of a shareholder proposal for inclusion in a company's proxy materials, the proposal must be received by the company no later than 120 days prior to the first anniversary of the date of the company's proxy statement for its prior annual meeting. For the 2008 Annual Meeting of Vishay shareholders, this date was December 17, 2007, as set forth on page 45 of Vishay's 2007 Proxy Statement. Your proposal was received by Vishay after this date on December 18, 2007. Accordingly, as permitted by law, Vishay does not intend to include your proposal in its 2008 proxy materials.

Vishay also notes that your proposal would be excludable, in any event, under Rule 14a-8(i)(4), as a "proposal that relates to the redress of a personal claim or grievance against [Vishay]" and is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

Very truly yours,

William Clancy
Corporate Secretary

KL2 2542243.1

ROBERT B. LENNOX

11 avenue de Breteuil
75007 Paris, France

Tel. 33-1-44183132
Fax 62
bolennox & noos.fr

January 5, 2008

REGISTERED WITH RETURN RECEIPT

Mr. William Clancy
Corporate Secretary
Vishay Intertechnology Inc.
63 Lincoln Highway
Malvern, PA 19355-2143
U. S. A.

Dear Mr. Clancy:

Thank you for your letter dated December 27, 2007 in response to mine dated December 11, 2007, copy enclosed.

I have had a legal review of your letter and have been informed that my proposal is not at all excludable as claimed in your response. It appears that fair treatment of a company's pensioners is in the interest of all shareholders since it involves the reputation and, hence affects, the success of the corporation.

The case of Vishay not granting any cost-of-living increases to its pensioners over extremely long periods is clearly an example subject to criticale interpretations and should best be corrected by our (speaking as a shareholder) company's management rather than by third party actions.

Until this happens I will maintain my proposed resolution contained in my December 11, 2007 letter (which is in your possession) for presentation at the next annual meeting.

Sincerely yours,

/s/ Robert B. Lennox

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vishay Intertechnology, Inc.
Incoming letter dated January 24, 2008

The proposal provides that Vishay shall award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made.

There appears to be some basis for your view that Vishay may exclude the proposal under rule 14a-8(i)(7), as relating to Vishay's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Vishay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Vishay relies.

Sincerely,



William A. Hines
Special Counsel

END